Exhibit 19.1
UnitedHealth Group Incorporated
Insider Trading Policy
Last updated: November 2024

Policy1
Federal Securities laws prohibit trading in (i) UnitedHealth Group Securities or another public company’s Securities while you are aware of Material Non-Public Information relating to UnitedHealth Group or the other company, or (ii) the disclosure of such Material Non-Public Information to others who might trade in UnitedHealth Group Securities or the other company’s Securities. This policy applies to directors, employees and consultants of UnitedHealth Group and its affiliates and its and their family members, contractors, employees and those individuals who live in the same household with such persons or whose trading transactions are directed or influenced by such persons. Additional restrictions apply to those employees who are Restricted Insiders, as set forth in this policy.
If you are aware of (i) Material Non-Public Information relating to UnitedHealth Group or (ii) Material Non-Public Information relating to another company (which you obtained as a result of your association with UnitedHealth Group), do not, directly or indirectly through family members or other persons or entities (such as trusts, limited partnerships and corporations over which you have or share voting or investment control):
•purchase, sell, pledge (including use in a margin account), gift or contribute (charitable or otherwise) UnitedHealth Group Securities or, if applicable, the other company's Securities;
•engage in any action to take personal advantage of the Material Non-Public Information, including electing to participate in a dividend reinvestment or trading plan; or
•disclose the Material Non-Public Information, or pass on rumors, tips or recommendations, to others inside of UnitedHealth Group whose jobs do not require them to have such information or to others outside of UnitedHealth Group, including family and friends, business associates and expert consulting firms (“tipping”).
A violation of this policy may result in disciplinary action by UnitedHealth Group, and a violation of insider trading laws can result in significant civil and criminal penalties. Federal Securities laws may also impose liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel. If you are not sure if you can trade in UnitedHealth Group or other company Securities in compliance with these laws, do not trade until you are certain you can do so. Immediately notify the Compliance & Ethics HelpCenter if you believe you or someone else may have violated this policy. Consult with the Governance legal team (“Corporate Legal”) if you have questions.
Guidelines
Section 16 Considerations. Sales and purchases of UnitedHealth Group equity Securities by directors and certain officers of UnitedHealth Group (“Section 16 Officers”) are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, among other things, (i) restricts certain transactions, (ii) requires certain persons to disgorge profits and losses avoided in certain situations, and (iii) generally requires that transactions be reported to the Securities and Exchange Commission within two business days.

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1Capitalized terms are defined in the “Definitions” section.

Legitimate Disclosures. UnitedHealth Group may need to disclose Material Non-Public Information to third parties for legitimate business reasons, such as with regard to joint ventures, material contracts, acquisitions, dispositions or other significant business relationships. If you are involved in these situations, you should have a valid confidentiality agreement covering this Material Non-Public Information before making any such disclosures to the counterparty, unless Corporate Legal advises it is not necessary. The confidentiality agreement must provide that Material Non-Public Information cannot be used for trading purposes and may not be further disclosed within the counterparty’s organization except as necessary for legitimate business purposes.
Transactions by Family Members and Related Persons and Entities. This policy applies to family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in UnitedHealth Group Securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in UnitedHealth Group Securities). This policy also applies to entities (such as trusts, limited partnerships and corporations) over which you have or share voting or investment control. You are responsible for the transactions of these persons and entities and therefore should make them aware of the need to confer with you before they trade in UnitedHealth Group Securities. This policy also applies to your activities as an executor of an estate if you have or share authority to direct the disposition of an estate that includes UnitedHealth Group Securities.
Post-Termination Transactions. If you are no longer employed by UnitedHealth Group, or have ceased serving as a director or consultant, but have Material Non-Public Information about UnitedHealth Group or another company (which you obtained as a result of your association with UnitedHealth Group), you are prohibited from trading in UnitedHealth Group Securities (or the other company’s Securities, as applicable) until the Material Non-Public Information about UnitedHealth Group (or the other company, as applicable) in your possession has become public or is no longer material.
Short Sales and Hedging. UnitedHealth Group prohibits all of its directors, officers and employees from engaging in short sales, hedging or monetization transactions relating to UnitedHealth Group Securities. A short sale includes a sale of a security that you do not own or a sale that you settle with borrowed Securities. By engaging in short sales of UnitedHealth Group Securities, you are betting that the price of UnitedHealth Group Securities will go down. Section 16(c) of the Exchange Act prohibits short sales by UnitedHealth Group directors and Section 16 Officers.
Hedging or monetization transactions, which are prohibited by this policy, generally allow a person to lock in much of the value of his or her Securities, often in exchange for all or part of the potential upside appreciation in the Securities. These transactions include, but are not limited to, zero-cost collars, forward sale contracts, purchase or sale of options (puts, calls or straddles, whether covered or uncovered) or equity swaps or other derivatives that are directly linked to UnitedHealth Group Securities. These transactions allow the person to continue to own the covered Securities, but without the full risks and rewards of ownership. When that occurs, the person may no longer have the same objectives as other owners of the Securities.
Margin Accounts and Pledging. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, Securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Non-Public Information—potentially resulting in an insider trading violation—we discourage you from holding UnitedHealth Group Securities in a margin account or pledging UnitedHealth Group Securities as collateral for a loan. In addition, you may not engage in such a transaction if you are aware of Material Non-Public Information relating to UnitedHealth Group, since such transactions may be deemed to constitute sales of Securities under the federal Securities laws.
Section 16 Officers and the members of UnitedHealth Group’s Board of Directors are prohibited from pledging UnitedHealth Group Securities (including depositing such Securities in a margin account).
Equity Awards and Employee Stock Purchase Plan Shares. This policy does not apply to (i) the purchase of UnitedHealth Group Securities pursuant to our Employee Stock Purchase Plan (ESPP), (ii) an exercise and hold of Securities underlying stock options and SARs (whether the exercise price is paid in cash or via a net exercise with no market sale) or (iii) the relinquishment of UnitedHealth Group shares to UnitedHealth Group to satisfy tax withholding requirements upon the vesting of certain equity awards. This policy does apply, however, to (i) any sale of UnitedHealth Group Securities as part of a broker-assisted cashless exercise of an equity award or any other market sale for the purpose of generating the cash needed to pay for the exercise price of, or taxes associated with, an equity award (ii) any modification, change or termination of an election to participate in the ESPP, and (iii) any sale of UnitedHealth Group Securities purchased pursuant to our ESPP.
Brokerage Dividend Reinvestment Elections. This policy applies to your election to participate in a broker-sponsored dividend reinvestment plan with respect to Securities, and to any sale of such Securities purchased pursuant to any such plan.
Written Trading Plan Exception. Subject to certain restrictions, you can purchase or sell UnitedHealth Group Securities at any time pursuant to the terms of a written trading plan, if the plan:
•is established outside of a restricted period when you do not have Material Non-Public Information about UnitedHealth Group; and
•has been reviewed and confirmed in advance by Corporate Legal as compliant with this policy.
Any amendment or modification to a written trading plan must be reviewed and confirmed by Corporate Legal prior to execution. To discuss the process of establishing, amending or modifying a trading plan, contact Corporate Legal.
Standing or Limit Orders. A standing or limit order is not exempt from the insider trading rules or this policy. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result a broker could execute your transaction while you are aware of Material Non-Public Information. Therefore, we discourage you from placing standing orders to purchase or sell Securities.
Restricted Insiders
This policy prohibits Restricted Insiders from trading during certain periods and requires Trade Pre-Clearance Insiders to obtain clearance prior to transacting in UnitedHealth Group Securities.
Restricted Trading Periods. During four periods each year, Restricted Insiders may not engage in (i) any purchase, sale, pledge (including use in a margin account), gift or contribution (charitable or otherwise) of UnitedHealth Group Securities, (ii) an election to participate in a broker-sponsored dividend reinvestment plan, or (iii) any adoption, modification or termination of a written trading plan relating to UnitedHealth Group Securities (collectively, the “Securities Transactions”). These “restricted trading periods” begin on March 25, June 25, September 25 and December 25 of each year, and continue through the close of trading of UnitedHealth Group common stock on the New York Stock Exchange on the first full trading day following release to the public of UnitedHealth

Group’s earnings for the prior fiscal quarter. Restricted Insiders may apply to Corporate Legal for an exception from this prohibition, but permission to trade during a restricted trading period will not normally be granted absent extenuating circumstances.
UnitedHealth Group’s practice is to release earnings before or shortly after the New York Stock Exchange opens for trading. Consequently, the day of release is considered a trading day. For example, if earnings are released before the open of trading on the New York Stock Exchange on a Tuesday, Restricted Insiders can purchase or sell UnitedHealth Group Securities on that following Wednesday as long as all other requirements of this policy are satisfied.
If earnings are released after the open of trading on the New York Stock Exchange on a Tuesday, however, the first full trading day after earnings release would be that following Wednesday and Restricted Insiders would be prohibited from trading through Wednesday.
Event-Specific Trading Restrictions. From time to time, an event (such as acquisition or disposition of a significant business or the execution of a large contract) may be expected to occur that could be material to UnitedHealth Group and/or the counterparty and is known only by a limited number of individuals. Such individuals aware of the prospective event may not trade in UnitedHealth Group Securities (or, if the proposed counterparty to a transaction is a public company, Securities of that company) so long as the event could be Material Non-Public Information with respect to either party. The existence of an event-specific trading restriction period will not be announced to UnitedHealth Group as a whole and should not be communicated to any other person.
Pre-Clearance. Trade Pre-Clearance Insiders must contact Corporate Legal before engaging in any Securities transaction. Trade Pre-Clearance Insiders must not inform anyone of the approval or denial of the pre-clearance request because such information could be indicative of or constitute Material Non-Public Information.
Interpretation and Additional Restrictions
The Chief Legal Officer of UnitedHealth Group, or his or her designee, has sole discretion to interpret this policy, permit or prohibit trades or grant or deny waivers of this policy. In consultation with the Chief Executive Officer and the President & Chief Financial Officer of UnitedHealth Group, the Chief Legal Officer may, at any time and in his or her sole discretion, place additional restrictions on the purchase and sale of UnitedHealth Group Securities by Restricted Insiders and all other persons and entities that are subject to this policy.
Consequences
Any person who violates this policy is subject to discipline by UnitedHealth Group by any appropriate means, up to and including dismissal for cause. Even an investigation that does not result in a finding of a violation can damage your reputation and that of UnitedHealth Group. Thus, if you have any questions about specific transactions, you should obtain additional guidance from Corporate Legal and your legal counsel.
In addition to disciplinary action by UnitedHealth Group, federal law imposes severe penalties for those who, in violation of the law, either purchase or sell Securities while aware of Material Non-Public Information, or who engage in tipping. Potential penalties include:
•Damages equal to the profit gained or loss avoided;
•Civil penalties up to three times the profit gained or the loss avoided;

•A criminal fine up to $5 million (no matter how small the profit); and
•A jail term of up to 20 years.
In addition, an individual can be barred from serving as an officer or director of a public company, or in the case of a licensed professional such as an attorney or accountant, from serving in a professional capacity before the Securities and Exchange Commission. Professional licensing organizations separately may revoke a licensed professional’s right to practice in such profession.
Federal law may also impose “controlling person” liability on UnitedHealth Group in the event that any director or employee violates the insider trading laws.
Individual Responsibility and Consulting Your Own Legal Counsel
You are responsible for determining whether you are in possession of Material Non-Public Information. You are also responsible to make sure that your family members, household members or any relevant entity controlled by you complies with this policy, and for taking appropriate actions to protect any Material Non-Public Information you may be aware of or have. As any Securities law violations create personal liability, you should consult your own legal counsel regarding any personal exposure you may have regarding any purchases or sales of Securities.
Definitions
Material Non-Public Information

Material: Material information is any information that a reasonable investor would consider important in determining whether to purchase, hold or sell securities. Any information that could be expected to affect UnitedHealth Group's stock price, whether it is positive or negative, should be considered material. Regulatory authorities and courts have historically given a broad interpretation to what is deemed "material information.” While it is not possible to identify in advance all information that may be considered material information, some examples of information that may be material include:

•Financial results or guidance, including updates to or reaffirmation of such guidance	•Significant regulatory developments
•News of a pending or proposed merger, acquisition or significant partnership	•Impending bankruptcy or financial liquidity problems
•Changes in dividend policy	•Significant new product or service offerings
•Gain or loss of a substantial customer or supplier	•Significant pricing changes
•Stock splits	•Equity or debt offerings
•Acquisitions or dispositions of significant assets	•Certain changes in senior management or the board of directors
•Significant litigation exposure due to actual or threatened litigation	•Information regarding significant corporate strategic matters

•Significant cybersecurity incidents	•Change in auditor or auditor notification that the Company may no longer rely on its audit report
Non-Public: Non-public information is any information that has not been disclosed to the general public by means of a widely distributed press release, Securities and Exchange Commission filing or other media for broad public access. Information received about a company under circumstances that indicate the information is not yet in general circulation should be considered non-public information. Following disclosure, information remains non-public until the general public has had time to absorb the information fully.
Trade Pre-Clearance Insiders
Trade Pre-Clearance Insiders include the members of UnitedHealth Group’s Board of Directors, its Section 16 Officers and certain other management members.
Restricted Insiders
Restricted Insiders include the Trade Pre-Clearance Insiders and other employees designated from time to time by management or Corporate Legal as persons who may have routine or event-specific access to Material Non-Public Information about UnitedHealth Group or another public company.
Securities
“Securities” means all Securities of UnitedHealth Group or, if otherwise specified, other companies, including common stock, preferred stock, debt Securities, options (including listed options), warrants and other derivative Securities whose value is related to any of the foregoing (regardless of which person actually issues the derivatives).